
January 3, 2011

Mr. Robert Cook
Senior Vice President and Chief Financial Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, NY 10591

Re: **EpiCept Corporation**
        Form 10-K for the year ended December 31, 2009
        Filed March 15, 2010
        File No. 000-51290

Dear Mr. Cook:

      We have completed our review of the above filing and have no further comments at this time.

           Sincerely,

           Gus Rodriguez
           Accounting Branch Chief